02037313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RE
5-1-02

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F _X_ Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No _X_

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO
SECURITISATION 92-1 LIMITED

Date: May 21, 2002

By: [signature]
Name: Frederick W. Bradley Jr.
Title: Director

EXHIBIT INDEX

Sequentially numbered page

Title of Document

Aircraft Lease Portfolio Securitization
96-1 Pass Through Trust

Statement To Certificateholders

DISTRIBUTIONS IN DOLLARS

CLASS	ORIGINAL FACE VALUE	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	REALIZED LOSSES	ACCRETED INTEREST	CURRENT PRINCIPAL BALANCE
A	25,000,000.00	11,925,333.71	22,310.31	128,229.39	0.00	150,539.70	0.00	0.00	11,797,104.32
A	60,000,000.00	28,620,800.77	53,544.75	307,750.55	0.00	361,295.30	0.00	0.00	28,313,050.22
A	160,673,000.00	76,643,165.52	143,386.59	824,120.06	0.00	967,506.65	0.00	0.00	75,819,045.46
B	56,868,750.00	47,253,750.00	111,243.20	0.00	0.00	111,243.20	0.00	0.00	47,253,750.00
B	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
C	50,044,500.00	41,583,300.00	111,755.12	0.00	0.00	111,755.12	0.00	0.00	41,583,300.00
D	40,945,500.00	35,204,400.00	315,478.90	0.00	0.00	315,478.90	0.00	0.00	35,204,400.00
E-1	82,918,250.00	82,918,250.00	0.00	0.00	0.00	0.00	0.00	0.00	82,918,250.00
E-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTALS	476,450,000.00	324,149,000.00	757,718.87	1,260,100.00	0.00	2,017,818.87	0.00	0.00	322,888,900.00

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE / PASS-THRU RATES

CLASS	CUSIP	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	CURRENT PRINCIPAL BALANCE	PASS-THRU RATES CURRENT	PASS-THRU RATES NEXT
A	02109PAA8	477.013348	0.892412	5.129176	0.000000	6.021588	471.884173	2.245000%	2.745000%
A	U02029AA1	477.013346	0.892413	5.129176	0.000000	6.021588	471.884170	2.245000%	2.745000%
A	02109PAE0	477.013347	0.892412	5.129176	0.000000	6.021588	471.884171	2.245000%	2.745000%
B	0219PAF7	830.926475	1.956139	0.000000	0.000000	1.956139	830.926475	2.825000%	2.825000%
B	U02029AB9	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	2.825000%	2.825000%
C	02109PAG5	830.926475	2.233115	0.000000	0.000000	2.233115	830.926475	3.225000%	3.225000%
D	02109PAH3	859.786790	7.704849	0.000000	0.000000	7.704849	859.786790	12.750000%	13.750000%
E-1	AL9601108	1,000.000000	0.000000	0.000000	0.000000	0.000000	1,000.000000	10.000000%	10.000000%
E-2	AL9601109	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	10.000000%	10.000000%

SELLER:	N/A	ADMINISTRATOR:	Michele Voon
SERVICER:	Babcock & Brown Limited		Deutsche Bank
LEAD UNDERWRITER:	Lehman Brothers		4 Albany Street
RECORD DATE:	April 30, 2002		New York, NY 10006
DISTRIBUTION DATE:	May 15, 2002	FACTOR INFORMATION:	(800) 735-7777

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date: 15-May-02

1. COLLATERAL SUMMARY:

1.1. DUE PERIOD 01-Apr-2002 to 30-Apr-2002

1.2. ADDITIONAL REPORTED ITEMS

Initial Appraised Value of all Aircraft	378,030,000.00
Aircraft Book Value	311,780,242.50
Rentals, Interest and Other Payments in Arrears	627,515.00
Is there an existing Event of Default?	YES
Number of Registration Defaults	0.00
Has an Enforcement Notice been Issued?	NO
WFC Aircraft Sale Date	n/a
WFC Aircraft Payment Default Date	n/a

2. SUMMARY OF AVAILABLE FUNDS

2.1. COLLECTIONS

Interim deposits, withdrawals and transfers			
Rents, Interest, Deferred Debt & Other Lessee Payments		3,012,114.00	
Swap Receipts		0.00	
Collections applied to excess aircraft Maintenance Expenses		0.00	
Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account		0.00	
Transfer of Maintenance Reserve Receipts to Lessee Funded Account		0.00	
Transfer of Security Deposit Receipts to Lessee Funded Account		(60,000.00)	
Proceeds from sale or other disposition of any Aircraft, Engine or other asset		0.00	
Remaining Aircraft Purchase Account funds after Aircraft Sale Date		0.00	
Sub Total:			2,952,114.00
Payment Date deposits and transfers			
Investment Earnings:			
Collections Sub Account	36,933.21		
Expense Account	66.10		
Aircraft Purchase Account	0.00		
Class D Note Interest Reserve Account	0.00		
Contingency Reserve Account	2,010.31		
Maintenance Reserve Account	0.00		
Security Deposit Account	0.00		
Total Investment earnings for all accounts		39,009.62	
Investment Earnings retained within Maintenance Reserve Account	0.00		
Investment Earnings retained within Security Deposit Reserve Account	0.00		
		0.00	
Sub Total:			2,991,123.62

* The company had insufficient funds to pay all of the interest due to the holders of the Class D Notes. The arrears owed to Class D Noteholders for the Due Period are 232,826.35. See Item 1.2 "Interest Amounts-Unpaid Balance D Note" below for total overdue interest owed to holders to Class D Notes.

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date: 15-Jun-01

2. SUMMARY OF AVAILABLE FUNDS (cont.)

2.1. COLLECTIONS (cont.)

	After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers	0.00	
	After Enforcement Notice, Aircraft Purchase Acct. funds	0.00	
	Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC Aircraft Payment Default Date	0.00	
	Sub Total:		2,991,123.62
	Other Miscellaneous amounts		
	For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:		
	Available Maintenance Reserves Amount	0.00	
	Available Security Deposit Amount	0.00	
	Miscellaneous Other Proceeds	0.00	
	Available Collections transferred to the Transaction Account:		2,991,123.62
	Reserve Account transfers		
	Maintenance Reserve Amount withdrawals from the Collection Sub-Account	0.00	
	Liquidity Reserve Amount withdrawals from the Collection Sub-Account	0.00	
	Amounts withdrawn from the Class D Interest Reserve Sub-Account	0.00	
	Amounts withdrawn from the Contingency Reserve Sub-Account	0.00	
	Total Amounts transferred to the Transaction Account:		2,991,123.62

2.2. PAYMENTS FROM TRANSACTION ACCOUNT

*,**	Required Expense Amount plus Additional Company Expenses, Fees and Taxes	973,304.75	
	Amounts transferred to the Collection Account for Maintenance Reserve Amount	0.00	
	Swap Payments due to Swap Provider	0.00	
	Amounts transferred to the Collection Account for Liquidity Reserve Amount	0.00	
	Amounts transferred to the Class D Note Interest Reserve Account	0.00	
	Aggregate Swap Breakage Costs	0.00	
	Current plus prior unpaid Annual Dividends	0.00	
	Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to Clause 7.07(a)(iv) of the Deed of Charge.	0.00	
			973,304.75
	Payments to Noteholders		2,017,818.87
	Total payments from the Transaction Account:		2,991,123.62
*	Monthly withdrawal from Collection Account for Carotene Account	15,000.00	
**	Remaining Balance from the Carotene Account as of	0.00	

CERTIFICATE PAYMENTS DETAIL REPORT

Distribution Date: 15-May-02

1. PAYMENT CALCULATIONS SUMMARY:

1.1. INDICES

Current LIBOR Index Rate	1.8750%
Next LIBOR Index Rate	1.8750%

1.2. INTEREST AMOUNTS

CLASS	ACCRUED and UNPAID INTEREST AMOUNTS		
	Note	Other (1)	Total
A Note	219,241.65	0.00	219,241.65
B Note	111,243.20	0.00	111,243.20
C Note	111,755.12	0.00	111,755.12
D Note	548,305.25	704,088.00	1,252,393.25
E Note	35,431,089.41	0.00	35,431,089.41
	36,421,634.63	704,088.00	37,125,722.63

CLASS	UNPAID BALANCE	
	Note	Other (1)
A Note	0.00	0.00
B Note	0.00	0.00
C Note	0.00	0.00
D Note	232,826.35	704,088.00
E Note	35,431,089.41	0.00
	35,663,915.76	704,088.00

Notes: (1) 'Other' includes Step-Up, Default and Additional Interest.

1.3. PRINCIPAL AMOUNTS

CLASS	Target Balance	Target Amount	Additional Principal	Target Amount Shortfall
A Note	115,929,200.00	1,260,100.00	0.00	0.00
B Note	47,253,750.00	0.00	0.00	0.00
C Note	41,583,300.00	0.00	0.00	0.00
D Note	34,022,700.00	1,181,700.00	0.00	1,181,700.00
		2,441,800.00	0.00	1,181,700.00

ADDITIONAL ITEMS REPORT

Distribution Date: 15-May-02

1. ACCOUNT ACTIVITY SUMMARY:

Note: Amounts reflect activity which has occured during the relevant Due Period, as well as transfers resulting from the current Payment Date.

Name	Prior Balance	Deposits	Withdrawals	Adjustments	Balance
COLLECTION ACCOUNT					
Collections Sub-Account	23,907,000.00	2,991,123.62	2,991,123.62	0.00	23,907,000.00
Expense Sub-Account	0.00	958,370.85	958,370.85	0.00	0.00
Aircraft Purchase Sub-Account	0.00	0.00	0.00	0.00	0.00
Class D Note Interest Reserve Sub-Account	0.00	0.00	0.00	0.00	(0.00)
Contingency Reserve Sub-Account	1,400,000.00	2,010.31	2,010.31	0.00	1,400,000.00
TOTALS:	25,307,000.00	3,951,504.78	3,951,504.78	0.00	25,307,000.00
LESSEE FUNDED ACCOUNT					
Segregated Maintenance Reserve Sub-Account	0.00	0.00	0.00	0.00	0.00
Segregated Security Deposit Sub-Account	0.00	60,000.00	60,000.00	0.00	0.00
TOTALS:	0.00	60,000.00	60,000.00	0.00	0.00

Amounts held in respect of the Liquidity Reserve Amount within the Collection Account 23,907,000.00

2. MISCELLANEOUS:

2.1. AIRCRAFT DETAILS

Aircraft Lessee	Aircraft Serial Number	Avg. Appraised Value (1)	Date Appraised	Aircraft Book Value	Event Date	Event Description (2)	Sale / Insurance Proceeds
N/A	127	0.00	30-Jun-2001	0.00	08/02/1999	S	5,525,217.00
Air Canada	283	25,770,000.00	30-Jun-2001	27,043,552.50			-
N/A	11287	0.00	30-Jun-2001	0.00	07/02/1999	S	12,646,518.00
N/A	22381	0.00	30-Jun-2001	0.00	07/24/1997	S	35,000,000.00
Asiana	23869	19,530,000.00	30-Jun-2001	19,530,080.00			-
Travel Service	23870	20,340,000.00	30-Jun-2001	20,008,435.00			-
Off Lease	24519	21,150,000.00	30-Jun-2001	20,594,007.50			-
China Southern	24898	17,230,000.00	30-Jun-2001	17,954,807.50			-
Malev	24914	20,670,000.00	30-Jun-2001	20,396,067.50			-
Air Canada	24952	50,720,000.00	30-Jun-2001	55,934,545.00			-
Spanair	25000	50,730,000.00	30-Jun-2001	55,992,277.50			-
Britannia Airways	25054	33,200,000.00	30-Jun-2001	36,198,277.50			-
Meridiana	49785	16,620,000.00	30-Jun-2001	19,002,240.00			-
BWIA	49786	16,490,000.00	30-Jun-2001	19,125,952.50			-
		292,450,000.00		311,780,242.50			53,171,735.00

Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
(2) Event Description Key: S = sold, L = loss and PDE = Premium Disposition Event.

2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

None